21002019

SION

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

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SEC Mail Processing Section

MAR 02 2021

Washington DC

SEC FILE NUMBER
8-66083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Optiver US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 E. Randolph St., Suite 1400
(No. and Street)

Chicago (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Deaton (312) 821-9388
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph St., Suite 5500 (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Deaton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Optiver US LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Based on the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID-19, Optiver US LLC is making this filing without a notarization.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPTIVER US LLC

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
Optiver US LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Optiver US LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2009.

Chicago, Illinois
February 19, 2021

OPTIVER US LLC

Statement of Financial Condition

December 31, 2020

(In thousands)

Assets		
Cash & cash equivalents	$	133,162
Securities owned, at fair value		6,526,947
Receivables from brokers and dealers and clearing organizations		112,491
Operating lease right-of-use assets		16,980
Membership in exchanges, at adjusted cost (fair value $8,528)		2,848
Due from affiliates		778
Other assets		2,706
Total assets	$	6,795,912
Liabilities and Member's Equity		
Securities sold, not yet purchased, at fair value	$	6,168,983
Payables to brokers and dealers and clearing organizations		63,455
Accounts payable and accrued liabilities		381,595
Operating lease liabilities		15,036
Due to affiliates		2,944
Total liabilities		6,632,013
Member's equity		163,899
Total liabilities and member's equity	$	6,795,912

See accompanying notes to financial statement.

OPTIVER US LLC

Notes to Financial Statement

December 31, 2020

(In thousands)

(1) Nature of Business

Optiver US LLC (the Company) was organized on August 5, 2003 under the Limited Liability Company Act of Illinois. During the year-ended December 31, 2020 the Company and certain affiliates restructured for operational optimization and efficiency. As a part of this restructuring, Optiver Partnership US LP (the Parent) was formed and became the sole direct owner of the Company. The ultimate owner of the Parent is Optiver Holding BV. The Company operates as a market maker and a proprietary trading firm in equities, equity options, futures, and options on futures. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various option, stock, and futures exchanges. The Company does not trade on behalf of customers, but rather, effects transactions for its own account with counterparties on organized exchanges by utilizing clearing firms.

(2) Significant Accounting Policies

Estimates

The financial statement was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks that are not segregated or restricted for regulatory purposes.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, include equities, equity options, futures, and options on futures. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820).

Memberships in Exchanges, at adjusted cost

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at the value that reflects management's estimate of the impairment. Management believes that an impairment in value occurred during 2020, at which time the Company wrote down the cost of 13 of its exchange memberships by $754. At December 31, 2020, the fair value of the exchange memberships was $8,528.

(In thousands)

Other Assets

Other assets consists of accounts receivable and prepaid assets.

Leases

The Company accounts for leases under ASU 2018-11. The Company continues to elect the practical expedient which allows for leases with an initial term of 12 months or less that are not expected to be renewed to be excluded from recognition on the statement of financial condition.

The additional disclosures required by ASU 2018-11 have been included in Note 7, Leases.

Income Taxes

The Company is not liable for income taxes, as it is a single member limited liability company that is disregarded for tax purposes. The Company is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statement.

Credit Impairment

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* (ASU 2016-13). ASU 2016-13 introduced the expected credit losses model ("CECL") for the measurement of credit losses on financial assets measured at amortized cost, replacing the existing incurred loss methodology.

The ASUs became effective for periods beginning after December 15, 2019. For the period ended December 31, 2020, the Company recognized $48 of impairment on assets held at amortized cost such as receivables from brokers and dealers and clearing organizations, and other operating receivables.

(3) Fair Value

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

(In thousands)

- Level 2 – Valuations based on quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly in an active market.
- Level 3 – Valuations based on unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The positions the Company carries are exchange traded equities, equity options, futures, and options on futures, as well as U.S. Treasuries. Exchange traded equities, equity options, futures, and options on futures are valued based on quoted prices from the respective exchange they are traded at and are categorized in level 1 of the fair value hierarchy or if traded in a market considered less than active, categorized in level 2 of the fair value hierarchy. U.S. Treasuries are valued using quoted market prices, and are categorized in level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Fair value measurements on a recurring basis			
Assets:	Level 1	Level 2	Level 3	Total
Securities owned				
Equities	$ 27,110	$ -	$ -	$ 27,110
Options	1,588,491	4,716,347	-	6,304,838
U.S. Treasuries	194,999	-	-	194,999
Futures[(1)]	90,666	77,363	-	168,029
Total	$ 1,901,266	$ 4,793,710	$ -	$ 6,694,976
Liabilities:				
Securities sold, not yet purchsed:				
Equities	$ 80,668	$ -	$ -	$ 80,668
Options	1,465,411	4,622,904	-	6,088,315
Futures[(1)]	98,429	56,305	-	154,734
Total	$ 1,644,508	$ 4,679,209	$ -	$ 6,323,717

(1) Included in receivables from and payables to brokers and dealers and clearing organizations on the statement of financial condition.

The Company did not hold any assets or liabilities measured at fair value on a recurring basis using significant (un)observable inputs (Level 3) during the year ended December 31, 2020.

(In thousands)

(4) Receivables from and Payables to Brokers and Dealers and Clearing Organizations

The Company clears its proprietary transactions through multiple clearing firms on a fully disclosed basis. At December 31, 2020, the total amount receivable from and payable to these clearing firms were as follows:

		Receivable
Cash	$	91,325
Open trade equity	$	20,552
Dividends, interest, fees and rebates		614
Total	$	112,491

		Payable
Cash	$	55,132
Open trade equity		7,257
Dividends, interest, fees and rebates		1,066
Total	$	63,455

(5) Retirement Plan

The Company has a qualified defined contribution plan for the eligible employees. Contributions are made at the discretion of management. All employees are eligible to participate after meeting age and length of service requirements.

(6) Share-Based Plan

Optiver Holding BV (the Company's ultimate parent) has a share plan in place that entitles key management and senior employees to purchase shares of Optiver Holding BV. Under the plan, eligible employees buy shares in Optiver Holding BV for their fair value. Beginning in 2018, Optiver Holding BV issued two instruments, restricted shares and an option to buy unrestricted shares upon the repurchase of the restricted shares. If the employee is still employed 5 years after the issue date, Optiver Holding BV has the obligation to and thus will repurchase the restricted share at a price equal to the intrinsic value at repurchase date plus the surcharge paid at issue. The exercise price of the option is the intrinsic value plus surcharge (equal to the consideration received from the sale of the restricted share). In 2020, Optiver Holding BV issued 9,260 shares to US employees under this plan and 9,260 shares are outstanding at December 31, 2020. Optiver Holding BV has issued a total of 25,890 shares under this plan and a total of 20,065 shares are outstanding at December 31, 2020.

In 2019, Optiver Holding BV also offered certain long term key employees an option to buy unrestricted shares upon the repurchase of restricted shares issued under a previous share plan. The employees had to be employed 1 year after the issue date. In April and September of 2020, additional options were offered to

(In thousands)

certain long term key employees. As with the 2018 plan noted above, Optiver Holding BV has the obligation to and thus will repurchase the restricted shares at a price equal to the intrinsic value at repurchase date plus the surcharge paid at issue. The exercise of the option is the intrinsic value plus surcharge (equal to the consideration received from the sale of the restricted share). There are 1,800 restricted shares that are included in this plan and outstanding at December 31, 2020.

(7) Leases

The Company's current leases have remaining terms of 1 year to 7 years, some of which include options to extend the initial term at the Company's discretion. The lease terms used in calculating Right of Use (ROU) assets and lease liabilities include the options to extend the initial term when the Company is reasonably certain of exercising the options. The Company's lease agreements do not contain any material residual value guarantees, restrictions or covenants.

The Company determines if an arrangement is a lease at inception. Long-term operating leases are included in operating lease right-of-use assets and operating lease liabilities on the statement of financial condition, with the short term portion of the outstanding lease liabilities included in accounts payable and accrued liabilities on the statement of financial condition. Operating ROU assets are assets that represent the lessee's right to use, or control the use of, a specified asset for the lease term. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term, with the ROU asset adjusted for any lease incentives received, initial direct costs incurred, accrued payments, or prepayments. Since the implied discount rate for all of the Company's lease agreements is not readily determinable, the Company uses its incremental borrowing rate in determining the present value of lease payments. Since the Company does not have any secured borrowings, the incremental borrowing rate is calculated using the Company's established global policy, which encourages using a risk-free rate (Fed Funds) plus a credit add-on of 2.5%. The Company uses U.S. Treasury yields (applicable term based on lease term) for the risk-free rate. If the leased asset is office real estate or residential property, a 1% discount is applied to reflect the collateral quality of the underlying asset.

Lease assets and liabilities as of December 31, 2020 are summarized as follows:

Leases	Financial Statement Location		
Operating lease right-of-use assets	Operating lease right-of-use assets	$	16,980
Operating lease liabilities	Operating lease liabilities		15,036
	Accounts payable and accrued liabilities		2,987

Weighted average remaining lease term and discount rate for operating leases are as follows:

	December 31, 2020
Weighted average remaining lease term	6.11 years
Weighted average discount rate	0.34%

(In thousands)

The Company leases office space under a noncancelable operating lease that expires in April 2023. The lease calls for specified rent increases in future years. The Company also has noncancelable operating leases for copiers and printers that expire in June 2022. Future minimum lease payments under operating leases with noncancelable lease terms, as of December 31, 2020, are as follows:

		Operating Leases
2021		1,855
2022		1,891
2023		473
Total lease payments	$	4,219

(8) Contingent Liabilities

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. Management believes there are no current outstanding matters that will have a material effect on the Company's financial position.

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $250 or 2 percent of aggregate debit balances, as defined. At December 31, 2020, the Company had net capital of $133,742, which was $133,492 in excess of its required minimum net capital of $250.

(10) Derivatives

ASC Topic 815, *Derivatives and Hedging* (ASC 815), requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity options, futures, and options on futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All non-futures positions are reported in securities owned, at fair value and securities sold, not yet purchased, at fair value on the accompanying statement of financial condition.

(In thousands)

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivables from and payables to brokers and dealers and clearing organizations. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Short options are included in securities sold, not yet purchased, which represents obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

As a market maker, in 2020, the Company executed over 100 thousand option and futures trades daily. For the year ended 2020, the Company recorded the following relating to each type of derivative instrument traded:

	Assets Fair Value	Liabilities Fair Value
Futures[(1)]	$ 168,029	$ 154,734
Options on futures	1,852,440	1,461,706
Equity options	4,452,398	4,626,609
	$ 6,472,867	$ 6,243,049

(1) Included in receivables from and payables to brokers and dealers and clearing organizations on the statement of financial condition

(11) Guarantees

ASC Topic 460, *Guarantees* (ASC 460), requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on charges

in an underlying (such as an interest or foreign exchange rate, security or commodity prices, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include certain written options. Since the Company does not track the counterparties' purpose for entering into a derivative contact, it has disclosed derivative contracts that are likely to be used to protect against a charge in an underlying financial instrument, regardless of their actual use.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

(In thousands)

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear options, securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statement for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(12) Related-Party Transactions

The Company has a services agreement with the Optiver US Holding LLC for the right to utilize certain intellectual property (IP). The Company charges Optiver US Holding LLC for IP development services and Optiver US Holding LLC in turn charges a fee for usage of the IP. The Company also has a services agreement with Optiver US Holding LLC to provide certain administrative support to Optiver US Holding LLC. As of December 31, 2020, the Company has a receivable from Optiver Holding US LLC of $1 which is included on the statement of financial condition.

The Company has a services agreement with Optiver GT US, LLC in which the Company provides administrative support services to assist and support Optiver GT US, LLC and Optiver GT US, LLC provides consulting, engineering, research and development and related services regarding the creation, development, maintenance of and improvements to certain low latency data connection networks for the benefit of the Company. As of December 31, 2020, the Company has a receivable from Optiver GT US, LLC of $4, which is included in due to affiliates in the statement of financial condition.

The Company has a services agreement with Optiver Services BV for reimbursement of general costs incurred and cost sharing, services provided to the Company for risk monitoring, and services provided by the Company for IT manager support and a secondment agreement for reimbursement of compensation related costs incurred. The Company also has a services agreement with Optiver Services BV to provide connectivity services to Optiver Services BV. As of December 31, 2020, the Company has a receivable from Optiver Services BV of $160, included in due from affiliates in the statement of financial condition.

The Company has a services agreement with Optiver Holding BV in which Optiver Holding BV provides global/head offices services related to administrative work provided to assist, support and coordinate business relations between and among itself, its subsidiaries and the Company and a secondment agreement for reimbursement of compensation related costs incurred. As of December 31, 2020, the Company has a payable to Optiver Holding BV of $723, included in due to affiliates in the statement of financial condition and a receivable from Optiver Holding BV of $49, included in due from affiliates in the statement of financial condition.

(In thousands)

The Company has a services agreement with Optiver Pty Limited for reimbursement of general costs incurred and cost sharing. As of December 31, 2020, the Company has a payable to Optiver Pty Limited of $4, which is included in due to affiliates in the statement of financial condition.

The Company has secondment agreements with Optiver FX Limited for reimbursement of compensation related costs incurred. As of December 31, 2020, the Company has a receivable from Optiver FX Limited of $566, which is included in due from affiliates in the statement of financial condition.

The Company has a services agreement with Optiver UK Limited for reimbursement of general costs incurred and cost sharing. As of December 31, 2020, the Company has a payable to Optiver UK Limited of $176, which is included in due to affiliates in the statement of financial condition.

The Company has a services agreement with Optiver Americas LLC to provide certain administrative support to Optiver Americas LLC. As of December 31, 2020, the Company has a receivable from Optiver Americas LLC of $4, which is included in due from affiliates in the statement of financial condition.

The Company has a services agreement with Optiver Services US, LLC in which Optiver Services US LLC provides administrative support services to assist and support the Company. As of December 31, 2020, the Company has a payable to Optiver Services US, LLC of $2,083, which is included in due to affiliates in the statement of financial condition.

In Q4 of the year ended December 31, 2020, as a part of the restructuring noted in Footnote 1, the Company distributed all of its fixed assets to the Parent. The fixed assets were distributed at net book value.

(13) Subsequent Events

The ongoing COVID-19 pandemic has adversely impacted the global economy; however, throughout the year ended December 31, 2020 and on an ongoing basis the Company continues to successfully trade and provide liquidity in the market. The Company continues to closely monitor the pandemic and to manage the business to minimize any potential operational disruption or additional market risk that may present itself, as a result of current uncertainties.

The Company performed an evaluation of subsequent events through February 19, 2021, the date the financial statement was issued, and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosures in the financial statement as of December 31, 2020.